CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                 701 8th Street, N.W., Suite 410
                                                       Washington, DC 20005-3893
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232         New York, NY 10022-6856
 E-mail: glusband@clm.com                                      (212) 371-2720


                                January 14, 2010

VIA EDGAR
---------

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                      Re:      Gilat Satellite Networks Ltd.
                               Form 20-F for Fiscal Year Ended December 31, 2008 File No. 0-21218
                               ----------------

Dear Mr. Spirgel:

         On behalf of our client, Gilat Satellite Networks Ltd. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Mr. Ari Krashin, Chief Financial Officer of the Company, dated December 8, 2009 (the "Comment Letter"), with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008. We have repeated the numbered comments below and have provided a response to each comment.

         CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 32
         ---------------------------------------------------

         1) Please disclose your basis for recognizing revenues from large-scale gaming networks which you rolled out in the US as referred to on page 36.

         Response
         --------

         As further detailed below and as will be clarified in future filings, the Company does not derive revenues directly from the revenues generated by large-scale gaming networks; rather it derives revenues from the sale of VSAT-based network equipment or connectivity services to customers who provide lottery technology services to states and other governmental authorities. The revenues generated by the Company are not derived from gaming. The lottery technology companies enter into, large-scale contracts with Gilat or its competitors that are awarded from time to time in a competitive bidding process. These large-scale contracts involve the sale of equipment, installation and provision of services over the life of the contract. Revenues are recognized, consistent with Gilat's revenue recognition policy, based on the nature of the transaction (sale or services), as appropriate.

         The Company reviews each contract and determines whether it meets SAB 104 criteria for recognizing revenues, i.e. whether persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.

         2)       Impairment of Intangible Assets and Long-lived Assets, page 35
                  Note 2.a. Concentration of credit risks, Page F-19 Note 11:
                  Impairment of Long-lived Assets and Other Charges, page F-39
                  ------------------------------------------------------------

         Per your disclosure, "if the Company will not meet certain milestones as determined in the re-negotiated agreements effective on December 26, 2008 with the Colombian government, the Company may be unable to receive this unrestricted cash." Tell us the following:

               o    The nature of the milestones and the performance period.

               o The estimated costs for "removal of thousands of telephony sites which were determined to be no longer needed or used by the rural population in Columbia and the upgrade of technology, primarily in existing sited entailing capital expenditure." Refer to SFAS 146.

               o The nature of any remaining obligation you are required to perform past the Compartel contract period. In this regard, we note your statements with respect to your continuing obligation to provide non-revenue generating telephony and internet services for Compartel even if you are not able to extend related agreements as detailed in the Q3 2009 Earnings Call Transcript at http://seekingalpha.com/173654-gilat-satellite-networks-ltd-q3-2009-earnings-call-transcript..

               o Why would it be appropriate to recognize revenues on a straight-line basis when the earnings from the Compartel project and release of the remaining funds from the trusts are only realizable upon fulfillment of project milestones as stipulated in the renegotiated agreement.


         Response
         --------

               o    The nature of the milestones and the performance period.

         The milestones in the renegotiated agreement were consistent with the milestones in the original agreements and were divided into two categories:

         The first set of milestones is related to presentation of invoices relating to expenses the Company incurred in establishing the infrastructure for the networks. The second set of milestones is performance indicators relating to various measurements on the network (i.e. indications that the sites are active, measurement of traffic on the network, timeliness of repair of reported failures, etc.). The performance period under the renegotiated agreements was for the provision of services through October 15, 2009.

               o The estimated costs for "removal of thousands of telephony sites which were determined to be no longer needed or used by the rural population in Columbia and the upgrade of technology, primarily in existing sited entailing capital expenditure." Refer to SFAS 146.

         The estimated costs for removal of those telephony sites which were determined to be no longer needed or used by the rural population in Colombia was approximately $600,000. As part of the Company's negotiations with the Colombian government it requested and negotiated the removal of certain sites which were no longer being used or had very low traffic usage by end-users due to the increased presence of competing technologies, such as cellular coverage, or sites in which the maintenance efforts and expenses were high. The Company estimated that the continued maintenance of these sites would cost more than the cost of removal. On the other hand, in order to meet the negotiated requirements and in order to increase the Company's income from the use of other sites, the Company agreed to invest in the upgrade of certain other sites. The estimated cost for upgrading the existing sites was approximately $5,800,000, of which $3,500,000 was incurred and expensed by the Company during 2008. The remaining amount was incurred and expensed during 2009.

         The agreements with the Colombian government and the amendment are for the provision of telecommunication services over a defined period of time by the Company through its wholly owned subsidiaries in Colombia. The agreements have been accounted for by the Company since their initial term in 2002 as revenue generating agreements under which the company is obliged to provide rural telecommunication services. Hence, these agreements are regarded as executory contracts. Accordingly, although the amendments were expected to generate a loss, the Company as further explained below was precluded from recognizing a liability and an expense with respect to the expected loss from ongoing operations that were necessary to provide such services. As such, costs to upgrade or remove the sites (as well as other costs such as payroll, rent, overhead, etc) were expensed as incurred. The Company believes that a liability generally should not be recognized for expected losses on executory contracts except, when an arrangement is within the scope of authoritative literature that specifically provides for the accrual of such losses (such as a firm purchase commitment for goods or inventory subject to Chapter 4 of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins (ARB
43), or asset impairments under Statements 142 or 144 etc).

         During 2008, the Company determined that it had incurred a loss of $4.1 million related to $ 3.5 million of unavoidable costs of firm purchase orders for equipment having no recoverable value which the Company had either already paid for or engaged third parties to purchase and $0.6 million of equipment purchased during 2008 having no recoverable value.

         To specifically address the Staff's comment with respect to FAS 146, the Company believes that the costs relating to the removal and/or upgrade of sites do not fall within the guidance of FAS 146 since these costs do not represent exit costs nor costs to terminate an agreement. On the contrary, these costs are part of the same executory contract that was renegotiated as of December 31, 2008 and the underlying obligation of the Company to provide rural telecommunications service to certain populations in Colombia continues. It should be noted that the removal of sites and upgrades were only performed during the course of 2009. As such, the Company believes that even if scoped into FAS 146 as an exit cost, the costs relating to the removal of such sites did not meet the threshold for recognition as a liability in 2008, since they did not represent a present obligation to a third party as it was the Company's right to remove these sites, for which the government's preapproval was obtained, although such approval was not contractually required. Therefore, if the Company had applied the provisions of FAS 146, these costs would have been recorded at the "cease use" date as defined under FAS 146. Since these sites continued to be operated in 2009, the cost of removal was recorded in 2009.

         Furthermore, the Company does not believe that the costs to upgrade or maintain the existing sites represent exit costs, nor do they represent a cost to terminate an agreement within the scope of FAS 146; but rather, that these costs are within the scope of an executory contract and should be evaluated in the context of the same executory contracts. As such, since the contracts are loss generating, the related cost to upgrade or maintain the sites should be expensed as incurred. It should be further noted that the carrying amount for these sites was reduced to zero as part the Company's FAS 144 impairment analysis during 2008.

               o The nature of any remaining obligation you are required to perform past the Compartel contract period. In this regard, we note your statements with respect to your continuing obligation to provide non-revenue generating telephony and internet services for Compartel even if you are not able to extend related agreements as detailed in the Q3 2009 Earnings Call Transcript at http://seekingalpha.com/173654-gilat-satellite-networks-ltd-q3-2009-earnings-call-transcript.

         The Company is a service provider in Colombia. A significant portion of the revenues generated in Colombia during 2009 related to the renegotiated agreements. These agreements stipulated performance and subsidy payments from the Colombian government through October 15, 2009 and did not provide for further obligations subsequent to that date. In October 2009 (as reported in the Company's third quarter earnings release) an extension of these agreements was signed and accordingly, the Company continued to provide services under these agreements for an additional three months. At present, the Company is negotiating a further extension of these agreements through 2010. In addition to these agreements, the Company had a prior commitment to continue to provide services through 2010 under an earlier contract with respect to certain other sites. While those services are not subsidized by the Colombian government, the Company generates revenues from third parties for the provision of services. For example, the Company generates revenues from traffic, hubbing services and interconnection fees. The statement made by our CEO, Mr. Amiram Levinberg, referred to the expected cessation of revenues from governmental subsidies only and not to the remainder of the operations.

         As indicated above, if the ongoing negotiations are successful, the Company will continue to receive subsidies from the Colombian government in connection with the continued provision of services.

               o Why would it be appropriate to recognize revenues on a straight-line basis when the earnings from the Compartel project and release of the remaining funds from the trusts are only realizable upon fulfillment of project milestones as stipulated in the renegotiated agreement.

         We respectfully refer the Staff to the response provided by the company in its November 17, 2005 response letter with respect to comment 1 of the Staff's comment letter dated August 19, 2005 referring to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004. In that response, the Company explained that most of the subsidy was to be released based upon certain operational milestones such as site surveys, network planning, design of the network and the installation of sites. The remainder of the subsidy was to be released from the trust based on performance indicators during the term that the service is provided. The re-negotiated agreements have a similar breakdown. As such, subsidy revenues for this project are recognized over the life of each operational site, based on SAB 104 which gives reference to Concept Statement 5 paragraph 84(d), that states, "if services are rendered or rights to use assets extend continuously over time (for example, interest or rent) ... revenues may be recognized as earned as time passes."

         Furthermore, as the re-negotiated terms of the agreement do not provide for new functionality, rather for the continued provision of network services being provided over a specified period of time, the Company believes that recognizing the remaining amounts held in trust on a straight line basis was appropriate. The Staff is further advised, that the Company believes that separating the re-negotiated terms into two units of accounts (based on (i) the milestones of presentation of invoices relating to expenses the Company incurred in establishing the infrastructure for the networks, and (ii) performance indicators relating to various measurements on the network), would not be appropriate under the provisions of EITF 00-21, and would potentially lead to an accelerated recognition of revenues, while the substance of the agreements provides for the maintenance of services over a specified period of time.

         In addition, we refer the Staff to the Company's disclosure in Note 11 to its financial statements for the year ended December 31, 2008 (page F-39), in which it discloses the fact that even while adopting the straight-line basis for recognition of revenues from the subsidy, the Company will not and did not recognize revenues in an amount that exceeds the accumulated amounts actually released from the trust. Given the fact that the re-negotiated terms were agreed at year end and since no amounts were released from the trusts during 2008, no subsidy revenues were recognized during 2008.

         3) Tell us how you evaluated the terms of your renegotiated agreements and whether continued consolidation of the trusts based on the guidance in FIN 46(R) would be appropriate. In this regard, we note the likelihood that you may be unable to receive all of the remaining amounts in the Trust. Additionally, please disclose your consolidation policy as appropriate and provide us your proposed disclosures.

         Response
         --------

         The renegotiated agreement included commercial changes to the agreements as further detailed in the response to question 2, however, these re-negotiated terms made no changes to the terms of the trusts. As such, management believes that the trusts were still considered VIE under the provision of FIN46R. Based on a similar analysis as further detailed in the Company's response letter dated November 17, 2005, and as summarized below, the Company has concluded that it was appropriate to continue to consolidate the trusts.

         Given the changes to the agreements and the new terms that the Company was required to meet, the Company analyzed whether it would still be appropriate to continue consolidation of the trusts. Management assessed at the date of signing the renegotiated terms that the likelihood that the restricted cash would not be released due to the Company's failure to meet the new milestones was remote. This assessment was reaffirmed by the fact that a portion of the funds were released based on the Company's achieving certain milestones even prior to the publication of the Company's Annual Report on Form 20-F for the year ended December 31, 2008. As such, management believes that under the provisions of FIN46R, it was probable that the Company would be entitled to the majority, if not all, of the residual returns of the trusts. It was therefore determined that the Company continued to be the primary beneficiary under the provisions of FIN46R.

         In addition, in the remote event that the Company would fail to meet the new milestones, it would still have been considered the primary beneficiary since it was the party that would bear most of the expected losses derived from the operations of the trusts, as it would not receive a guaranteed return on its investment.

         As an aside, it should be noted that during 2009, all the restricted cash in the trusts was released to the Company as was foreseen by management.

Below is the Company's proposed disclosure with respect to this matter for its forthcoming Annual Report on Form 20-F for the year ended December 31, 2009. At the time of filing of the 2009 20-F the proposed disclosure will reflect references to the FASB's new Accounting Standards Codification.

         Disclosure of Consolidation Policy:

         Principles of consolidation:
         ----------------------------

         The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest or entities consolidated under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). Inter-company balances and transactions have been eliminated upon consolidation.

         The Company applies the provisions of FIN 46 which provides a framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

         In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that is unable to make significant decisions about its activities; (iii) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations; or (iv) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

         FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

         A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate but in which it has a significant variable interest.

         Liquidity and Capital Resources, pages 42-43
         --------------------------------------------

         4. In future filings, please provide an enhanced analysis and explanation of the sources and uses of cash and related material underlying transactions, rather than a recitation of the items in the statements of cash flows. Additionally, please disclose how you will be financially impacted by the expiration of the Compartel projects. Please provide us your proposed disclosure for the latter issue.

         Response
         --------

         With respect to cash flow analysis and providing an enhanced analysis and explanation of the sources and uses of cash and related material underlying transactions the Company has noted the Staff's comments and will enhance the disclosure in future filings.

         With respect to how the Company will be financially impacted after the expiration of the Compartel projects, the Company believes that providing such information is not possible at present as it is speculative and cannot be reasonably estimated at this point in time. As mentioned above, the Company has operations in Colombia which generate revenues other than the subsidy revenues. Based on the outcome of the current negotiations regarding the potential extension of the agreement with the Colombian government, the Company will evaluate and determine its ongoing business in Colombia.

Depending on whether the government extends the current agreements and under what subsidy terms, the Company will determine if and for how long to continue the operations, whether to downsize the operations in order to reduce expenses, or whether to participate in new bids in Colombia in order to expand the business. Alternatively, the Company could choose to sell its Colombian operations. These alternatives have not yet been analyzed nor decided upon. As such, the Company is currently unable to determine what will be the financial impact after the expiration of the Compartel projects.

         NOTE 2(J).  LONG-TERM TRADE RECEIVABLES, PAGE F-15
         --------------------------------------------------

        NOTE 12: (B) LONG-TERM TRADE RECEIVABLES IN RESPECT OF CAPITAL LEASES
        ---------------------------------------------------------------------
AND OTHER RECEIVABLES, PAGE F-46
--------------------------------

         5. Tell us more in detail and disclose the nature of receivables (*) that are scheduled to be received by 2010 and how you evaluated their collectability. Tell us your basis for recognizing the related revenues.

         Response
         --------

         The total amount presented as long term trade receivables of $4,540,000 is derived from a contract to sell equipment and provide services to a certain governmental entity.. The revenues from this contract were recognized in accordance with the Company's revenue recognition policy and were recorded net of imputed interest. The collection of the receivable is based on predetermined payment terms, and is being collected over the years. Some of the outstanding receivable amount was presented under the caption "short term receivables" and some was presented as "long term receivables," as appropriate at each year end. The remainder of the receivable is expected to be received during 2010. Since the Company has a good collection experience related to this particular customer and for other long term receivables in general, and based on analysis of its collectability, such as the customer's financial position, the customer's geographic location, the nature of guarantees provided by the customer etc. made at the outset of the agreement, the Company assessed the collectability of these receivables as reasonably assured. By applying the provisions of APB 21, long-term payment agreements are initially recognized at estimated present values determined based on the rates of interest applicable to such customer at the time of the transaction and reported at the net amounts in the consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of financial income (expenses) in the statements of operations. As of December 2009, most of the long term debt outstanding in 2008 was collected by the Company.

                                             Very truly yours,

                                            /s/Steven J. Glusband
                                             Steven J. Glusband

SJG:gb